SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-        )

Eastern Edison and Montaup
Notice of Acquisition of Securities from Affiliates; Payment of Dividends out of Capital and Unearned Surplus

        Eastern Edison Company ("Eastern Edison"), a subsidiary of Eastern Utilities Associates ("EUA"), a registered public utility holding company, and Montaup Electric Company ("Montaup"), a subsidiary of Eastern Edison, have filed an Application/Declaration pursuant to Section 12 (c) of the Public Utility Holding Company Act of 1935 and Rules 42 and 46 thereunder (the "Application/Declaration").

A.      Introduction.

Eastern Edison Company ("Eastern Edison") and Montaup Electric Company ("Montaup") request authorization to redeem or repurchase in one or more transactions, up to $50,000,000 in the case of Eastern Edison and $235,000,000 in the case of Montaup of any combination of debt or classes or series of their respective capital stock held by affiliates in order to reduce their respective total capitalization to an appropriate level for their reduced scale of operations as a result of industry restructuring and Montaup's divestiture of generation assets. For the same purposes, Eastern Edison and Montaup also request authorization to pay dividends out of capital and unearned surplus in the case of Eastern Edison, in the aggregate amount of up to $50,000,000 and, in the case of Montaup in the aggregate amount of up to $30,000,000.

B.      Purchases and Redemptions of Securities.

Montaup proposes to redeem or acquire and retire up to an aggregate amount of $235,000,000 of its outstanding Debenture Bonds, preferred stock or common stock (collectively, the "Montaup Securities") from Eastern Edison from time to time through December 31, 2003. The redemption price for Debenture Bonds will be the principal amount thereof plus accrued interest. The repurchase price for shares of preferred stock and common stock of Montaup will be their original purchase price. All of the Montaup Securities are issued in the name of, and beneficially owned by, Eastern Edison.

Montaup proposes to finance such redemptions and repurchases with (i) the proceeds from the divestiture of its generation assets which are being sold in accordance with applicable orders of the Federal Energy Regulatory Commission, the Massachusetts Department of Telecommunications and Energy and the Rhode Island Public Utilities Commission, (ii) proceeds from a possible securitization financing or conventional financing, (iii) cash flow and (iv) borrowings under other available credit facilities.

Eastern Edison proposes to repurchase and retire, in one or more transactions, up to an aggregate amount of $50,000,000 of its outstanding common stock from
EUA, from time to time through December 31, 2003.   The repurchase price for
shares of common stock will be the original issue price. Eastern Edison currently has outstanding 2,891,357 shares of common stock, all of which are owned by EUA.

Eastern Edison proposes to finance such acquisitions with the proceeds from cash flow and other credit facilities and the proceeds from the redemption and repurchase of the Montaup Securities. The proceeds from the redemption and repurchase of Montaup Securities are initially required to be deposited with the Trustee under the Indenture of First Mortgage and Deed of Trust of Eastern Edison dated as of September 1, 1948 (the "Eastern Indenture"). To the extent that such proceeds are not used to redeem first mortgage bonds issued under the Eastern Indenture, Eastern Edison will obtain their release through the use of available bond credits, as defined in Section 8.03 of the Eastern Indenture (the "Bond Credits"), or by the use of available net additions, as defined in
Section 8.02 of the Eastern Indenture (the "Net Additions").

C.      Payment of Dividends Out of Capital and Unearned Surplus.

        In order to reduce their respective capitalizations to an appropriate level in light of industry restructuring and Montaup's generation assets divestiture, it may also become necessary or desirable for Eastern Edison and Montaup to pay dividends out of capital and unearned surplus. Accordingly, Eastern Edison requests authorization to pay dividends up to an aggregate amount of $50,000,000 out of capital and unearned surplus and Montaup requests authorization to pay dividends up to an aggregate amount of $30,000,000 out of capital and unearned surplus.

        Except as described herein, no associate company or affiliate of Eastern Edison or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transaction.

        The application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by __________ ____, 1998, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy to the applicant at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be granted.

        For the Commission, by the Division of Investment Management pursuant to delegated authority.